Exhibit C

Stockholder Proxy Voting Results
The annual meeting of stockholders was held on May 14, 2009. The matter considered at the meeting, together with the actual vote tabulations relating to such matters are as follows:

1.	To elect Edward N. McMillan and Jerry V. Swank as Trustees of the Fund, each to hold office for a term of three years and until his successor is duly elected and qualified.

No. of Shares
01 – Edward N. McMillan
Affirmative	8,647,747
Withheld	426,631
TOTAL	9,074,378
02 – Jerry V. Swank
Affirmative	8,658,680
Withheld	415,698
TOTAL	9,074,378

Ronald P. Trout continued as Trustee and his terms expire on the date of the Fund’s 2010 annual meeting of shareholders, and Brian R. Bruce continued as Trustee and his terms expire on the date of the 2011 annual meeting of stockholders.

Based upon votes required for approval, each of these matters passed.